Exhibit 5.2

[Letterhead of Sullivan & Cromwell LLP]

December 21, 2009

TCF Financial Corporation,

200 Lake Street East,

Wayzata, MN  55391-1693.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 3,199,998 warrants (the “Warrants”), representing the right to purchase an aggregate of 3,199,998 shares of the common stock, $.01 par value, of TCF Financial Corporation, a Delaware corporation (the “Company”), we, as your special New York counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Warrants constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Warrants have been duly authorized and validly issued by the Company.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Warrants.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP